

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2021

Tina V. John
Deputy General Counsel
Assistant Secretary
Rocket Companies, Inc.
1050 Woodward Avenue
Detroit, MI 48226

      Re: Rocket Companies, Inc.
              Form 10-Q
              Exhibit Nos. 10.15, 10.16
              Filed November 12, 2020
              File No. 001-39432

Dear Ms. John:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                        Sincerely,

                        Division of Corporation Finance